NEWS RELEASE 06-01	January 4, 2006

TWO NEW URANIUM DISCOVERIES IN LABRADOR REPORTED BY FRONTEER

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) has made two uranium discoveries on new drill targets in coastal Labrador. These new discoveries demonstrate the potential for multiple, economically-significant uranium deposits in the region. The two targets, Jacques Lake and Otter Lake, are located 25 kilometres to the east of the historic Michelin uranium deposit (“Michelin”). Outside Saskatchewan, Michelin is one of the largest undeveloped uranium deposits in Canada.

JACQUES LAKE

Jacques Lake is a 4,000 metre long target first identified by Fronteer in 2004 from a regional airborne radiometric survey. Approximately 400 metres was drill tested in seven widely spaced holes. Near surface uranium (at 20 to 80 metres depth) was intersected in four holes. These results include:

1.	0.10% U3O8 over 9.2 metres including 0.20% over 2.1 metres in hole JL-05-05

2.	0.10% U3O8 over 5.0 metres and a separate interval that returned 0.10% U3O8 over 1.0 metres in hole JL-05-01

3.	0.10% U3O8 over 4.0 metres in hole JL-05-03

4.	0.10% U3O8 over 3.0 metres including 0.21% U3O8 over 1.0 metres in hole JL-05-02

These new results are similar to the upper parts of Michelin. The first seven holes drilled at Michelin in the 1960’s, averaged 0.11% U3O8 over 3.9 metres at vertical depths ranging from 20 to 70 vertical metres. Fronteer’s fall 2005 drilling has extended Michelin to 700 metres depth and increased its width to 65 metres. For a map of drilling and new target areas at Jacques Lake please use the following URL: http://www.fronteergroup.com/i/IR/Jacques06-01.jpg

OTTER LAKE

Otter Lake is a three square kilometre uranium hotspot also identified by the 2004 airborne survey. It is characterized by over 700 widespread radioactive boulders and less than 5% bedrock exposure. Fronteer drilled Otter Lake for the first time this fall, and intersected bedrock uranium in 4 out of 10 holes in three distinct areas within the anomaly.

The most encouraging results came from Otter South, which returned the highest grade uranium values of the entire 2005 drill program. Specifically:

1.	Drill hole OL-05-04 intersected 1.0% U3O8 (22 pounds uranium per tonne) over 0.5 metres and a separate interval that returned 0.14% U3O8 over 1.0 metres

“These are significant grades to intersect at only 60 metres depth,” according to Dr Rick Valenta. “Assuming a uranium price of US$35 per pound, these grades translate into rock that is worth US$770 per tonne. Results from Otter South clearly demonstrate the potential for high grade uranium not only at Otter Lake but also in the district”.

Scout drilling in the Otter Main and Otter North target areas also returned encouraging values including:

2.	0.12% U3O8 over 0.9 metres in hole OL-05-07

3.	0.11% U3O8 over 0.5 metres in hole OL-05-09

4.	0.11% U3O8 over 1.0 metres in hole OL-05-10

“We are extremely pleased with our initial results from Jacques Lake and Otter Lake,” said Fronteer President Dr Mark O’Dea. “We went into an historical uranium district with new technology and a new exploration approach. We identified new targets, drilled them for the first time, and have made new discoveries. This outcome reinforces both our exploration approach and the untapped uranium potential of the district.”

2006 DRILL PROGRAM

Fronteer anticipates a major follow-up drill program at Jacques Lake and Otter Lake. At Michelin, there will be a focus on in-fill drilling and resource expansion at depth. It is anticipated that the 2006 drilling program will involve at least 20,000 metres of drilling.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

Fronteer owns 57% of Aurora Energy, a private company in which the Labrador assets are held, and is the operator. (Please see Fronteer news release June 20, 2005).

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey with multi-million ounce potential. Fronteer is also scheduled to commence drilling on two new gold projects in Jalisco, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations of 6.4 million tonnes @ 0.13% U3 O8 include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. The drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing and amount of estimated future resources and resource conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.